                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                         CB RICHARD ELLIS SERVICES, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    12489L08
                                 (CUSIP Number)

                                FREDERIC V. MALEK
                           C/O THAYER CAPITAL PARTNERS
                    1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                              WASHINGTON, DC 20004
                                 (202) 371-0150

                    ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2001
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------------------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                FREDERIC V. MALEK
---------------------------------------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) [x]
                                                                                                    (b) [ ]
---------------------------------------------------------------------------------------------------------------------
   3.     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                PF
---------------------------------------------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                                                [ ]
---------------------------------------------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          UNITED STATES OF AMERICA
---------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7.    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                   -0-
     OWNED BY        ------------------------------------------------------------------------------------------------
       EACH           8.    SHARED VOTING POWER
     REPORTING
      PERSON                      8,929,436**
       WITH          ------------------------------------------------------------------------------------------------
                      9.    SOLE DISPOSITIVE POWER

                                  -0-
                     ------------------------------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  8,929,436**
---------------------------------------------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,929,436**
---------------------------------------------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                                [ ]
---------------------------------------------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                40.4%**
---------------------------------------------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
---------------------------------------------------------------------------------------------------------------------

          *See Instructions Before Filling Out!
          **See Item 5 of Schedule 13D.

                  This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") as filed with the Commission on December 13, 2000, Amendment No. 1 as filed with the Commission on March 12, 2001, and Amendment No.2 as filed with the Commission on May 2, 2001 (as amended, the "Schedule 13D") by Frederic V. Malek. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

         Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.           SOURCE OF FUNDS AND OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D is hereby supplemented by inserting the following paragraphs immediately prior to the last paragraph therein:

         On May 23, 2001, Newco indicated its intention to offer for sale $175 million aggregate principal amount of Senior Subordinated Notes due 2011 (the "Senior Subordinated Notes").

         The Senior Subordinated Notes are being offered in order to finance in part the CBRE Merger and related transactions and will be assumed by the Issuer if the CBRE Merger is completed. If the sale of $175 million of Senior Subordinated Notes is completed, the aggregate principal amount of Term Loans will be reduced to $260 million, the aggregate principal amount of the Revolving Loan will be reduced to $100 million and the aggregate principal amount of 16% Senior Notes due 2011 proposed to be issued by Holding will be reduced to $65 million.

         This Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Senior Subordinated Notes to be offered and sold will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 25, 2001



By:   /s/  Frederic V. Malek
   --------------------------
          Frederic V. Malek